SECUR 05038185 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/9/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRD BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

1101 PERIMETER DRIVE, SUITE 760,
(No. and Street)

SCHAUMBURG IL 60173
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT COLEMAN (847) 517-7967
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUFFNER & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

2400 WEST 95TH ST, SUITE 400, EVERGREEN PARK, IL 60805
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH, D.C. 179

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT COLEMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRD BROKERAGE, LLC, as of FEBRUARY 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

"OFFICIAL SEAL"
Sharon T. Bree
Notary Public, State of Illinois
My Commission Exp. 05/10/2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRD Brokerage, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

DECEMBER 31, 2004

Duffner & Company, P.C.

Certified Public Accountants
HERITAGE STANDARD BANK BUILDING
2400 WEST 95th STREET
EVERGREEN PARK, ILLINOIS 60805
(708) 424-7266
FAX (708) 424-8192

KRD BROKERAGE, LLC

CONTENTS

Duffner & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
STANDARD BANK BUILDING
2400 WEST 95th STREET
EVERGREEN PARK, ILLINOIS 60805
(708) 424-7266
FAX (708) 424-8192

INDEPENDENT AUDITORS' REPORT

Members
KRD Brokerage, LLC

We have audited the accompanying statement of financial condition of KRD Brokerage, LLC as of December 31, 2004 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KRD Brokerage, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duffner & Company P.C.

Evergreen Park, Illinois
February 28, 2005

KRD BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets

Cash and cash equivalents	$ 12,013
Receivable from broker/dealer	5,011
Total Assets	$ 17,024

Liabilities & Members Equity

Liabilities:	
Accrued expenses	$ 730
Total Liabilities	$ 730
Members Equity	$ 16,294
Total Liabilities & Members Equity	$ 17,024

The accompanying notes are an integral part of these financial statements

KRD BROKERAGE, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	777
Interest & Dividend Income		180
Total Revenues		957
Expenses:		
Occupancy		730
Other operating expenses		2,205
Licenses and registration fees		10,028
Total Expenses		12,963
Net Income (Loss)	$	(12,006)

The accompanying notes are an integral part of these financial statements.

KRD BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
YEAR ENDED DECEMBER 31, 2004

	Total Members Equity
Beginning Balance	$ -
Members capital contributions	40,300
Members liquidating distributions	(12,000)
Net Income (Loss)	(12,006)
Ending Balance	$ 16,294

The accompanying notes are an integral part of these financial statements.

KRD BROKERAGE, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(12,006)
Adjustments:		
Increase in receivables from broker/dealer		(5,011)
Increase in accrued expenses		730
Net Cash Flow Provided (Used) by Operations	$	(16,287)
Cash Flows from Investing Activities:		
Organizational costs incurred	$	-
Net Cash Flow Provided (Used) by Investing Activities	$	-
Cash Flows from Financing Activities:		
Members capital contributions	$	40,300
Members liquidating distributions		(12,000)
Net Cash Flow Provided (Used) by Financing Activities	$	28,300
Net Increase (Decrease) in Cash and Cash Equivalents	$	12,013
Cash and Cash Equivalents Balance at Beginning of Year	$	-
Cash and Cash Equivalents Balance at End of Year	$	12,013
Income Tax Payments	$	-
Interest Payments	$	-

The accompanying notes are an integral part of these financial statements.

KRD BROKERAGE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The KRD Brokerage, LLC is a Limited Liability Company organized in the state of Illinois on January 13, 2004. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in September, 2004.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

In May, 2004, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and

NOTE 2 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT - (Continued)

Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The agreement is continual, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker/dealer, the Company is prohibited from entering into an agreement for similar services with another broker/dealer without prior written approval by the clearing broker/dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the clearing broker/dealer. The Company is required to deposit $5,000 with the clearing broker/dealer to assure the Company's performance under the agreement. The deposit is included in accounts receivables from Broker – Dealers.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2004, the Company's net capital and required net capital were $15,754 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 5%.

SUPPLEMENTARY INFORMATION

KRD BROKERAGE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Computation of Net Capital	
Total members equity	$ 16,294
Deductions:	
Nonallowable assets:	
Other assets	-
Net capital before haircuts on securities positions	16,294
Haircuts on securities	
Money market funds	540
Net Capital	$ 15,754
Computation of Basic Net Capital Requirement	
Minimum net capital required (12-1/2% of aggregate indebtedness)	$ 91
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 10,754
Excess net capital at 1,000 percent	$ 15,681
Computation of Aggregate Indebtedness	
Total liabilities	$ 730
Total aggregate indebtedness	$ 730
Percentage of aggregate indebtedness to net capital	5%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 17,024
Adjustments to record accrued expenses	(730)
Haircuts on securities	(540)
Net Capital per above	$ 15,754

Duffner & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
STANDARD BANK BUILDING
2400 WEST 95th STREET
EVERGREEN PARK, ILLINOIS 60805
(708) 424-7266
FAX (708) 424-8192

Members
KRD Brokerage, LLC

In planning and performing our audit of the financial statements and supplemental schedules of KRD Brokerage, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplished the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Duffner & Company P.C.

Evergreen Park, Illinois
February 28, 2005